ANNUAL REPORT

FANBASE SOCIAL MEDIA, INC.

1115 Howell Mill Road Atlanta, Georgia 30318

www.fanbase.com

In this Annual Report, references to "Fanbase Social Media, Inc..", "Fanbase", "we," "us," "our," or the "Company" mean Fanbase Social Media, Inc.

The Company, having offered and sold Class B Non-Voting Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. A copy of this report may be found on the company's website at https://invest.fanbase.app/.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

DESCRIPTION OF BUSINESS

Overview

Fanbase Social Media LLC was formed as a limited liability Company organized under the laws of Delaware on April 1, 2018. On September 30, 2019, the Company converted to its current status as a Delaware corporation under the name Fanbase Social Media, Inc. The Company is headquartered in Atlanta, Georgia.

Fanbase is a software platform that executes the "super app" business model that incorporates social media's best features with Creator Economy monetization options. We aim to incorporate social media's best features with creator economy monetization options. The creator economy, also known as the influencer economy, is a software-facilitated economy that allows content creators and influencers to earn revenue from their creations (the "Creator Economy").

Our strategy is to create an ecosystem that attracts partnerships with all strata of users, creators, and media producers, ranging from Gen-Z content creators to solopreneurs, schools, non-profits, and up to major media and content businesses. This ecosystem will enable direct-to-consumer distribution and monetization of compelling content while helping our partners attract audiences to the Fanbase platform.

Our platform allows users to:

- follow other users for free,
- subscribe to users for a monthly fee, and
- monetize photo, video, live stream, audio conversations, and long-form content in a social network environment.

Fanbase allows users the power of choice, enabling anyone to place selected content and experiences behind paywalls to generate subscription and transactional revenue. Any user can be a creator on Fanbase. Today, Fanbase generates revenue from revenue shared on user-to-user subscriptions, purchased virtual tipping called "Love", and merchandise e-commerce. As our focus is on generating value for creators, we aim to continuously optimize the options for creators in the Fanbase ecosystem.

Differentiation

Advertisers fuel traditional social media platforms like TikTok, Instagram, or Facebook. That means the brand's primary relationship is with companies, not creators. We believe that creators will continue migrating to a place where they can achieve financial freedom, independence, and future growth.

The Fanbase model was designed with the goal of streamlining user relationships "peer to peer" to create a suitable place for the bright future of the Creator Economy. With this in mind, it is important to consider that if any user can be a creator, and any creator can be a brand, the future relationship between brands and creators will be reshaped.

We believe that the Fanbase platform has the technology and vision to support that change, aiming to solve challenges for creators that many existing social media platforms do not solve, specifically:

1. Fanbase creates an ecosystem where users/creators have the power of choice to be compensated for their content and their actions.
2. Fanbase will never suppress content distribution to a user's following (unless it violates our terms of service).
3. Fanbase will never shadow-ban our user's content (unless it violates our terms of service).

We believe that this is all possible thanks to Fanbase being user and content-centric and not ad-centric. Accordingly, the decisions and features are always available, giving the most visibility to the user and the content they generate.

Fanbase never expects nor asks our users to quit other social networks; rather, we encourage users to think of Fanbase as their monetization hub and the other networks as opportunities to market premium content hosted on Fanbase.

Currently, users on our platform can do any or all of the following:

- Follow any user for free
- Subscribe to any user
- Unlock a single post
- Gain subscribers
- Earn money
- Reach all of your followers with every post
- Create studio chat rooms open to all or optionally open only to subscribers
- Publish images for free viewing or behind a paywall
- Publish bite-size, mid-form, and long-form video content for free viewing or behind a paywall
- Live stream

We believe the following are our competitive advantages:

- At Fanbase, every user can monetize from day one, creating a hub for creators to link back to from other social and digital destinations.
- Fanbase focuses on creator and viewer value over obligations to advertisers.
- Unlike other social networks, Fanbase promises never to suppress user content discoverability from their full follower base (unless it violates our terms of services).
- Fanbase will never shadow-ban users or creator partners (unless it violates our terms of services).
- Through equity crowdfunding, Fanbase has built a loyal community, a core audience, and an investor base motivated to help Fanbase grow and succeed.
- Fanbase is Black-Founded with a multiculturally diverse user base and audience in an era where we believe that diversity, equity, and inclusion are meaningful to partners and creators.
- Fanbase deeply understands the inequity that creators face, bringing fairness to content creation and technology.
- Fanbase is a hub-spoke model: a central place that consolidates the top social media features with a creator's primary hub for monetization, enabling creators to optimize how they utilize other social networks and digital destinations to drive traffic to their content and profiles on Fanbase.

Monetization

Currently, users of the Fanbase platform can monetize their content in the following ways:

- Fanbase Subscriptions
  - Users can subscribe to creators for exclusive content.
- Digital Currency
  - "Love": Users purchase Love to tip creators.
- Fanbase LIVE
  - Live streaming with monetization through Love and exclusive content.
- Fanbase Audio
  - Audio rooms where creators can host conversations and receive Love tips.
- Fanbase FLICKZ
  - Short-form video content monetized through Love.
- Fanbase+ (Long-form video content)
  - Premium video content that can be unlocked with Love or subscriptions.
- Stories & Media Posting
  - Image and video posts with Love-based monetization.
- Messaging (Direct Message)
  - Private messaging with monetization through Love tips.

Our Market

The landscape of digital content creation is experiencing substantial growth, with an estimated 50 million individuals globally identified as content creators as of 2022 and expected to show a 10-20% CAGR over the next several years (Goldman Sachs, 2023). Among these, approximately 2 million are classified as 'Professional content creators,' deriving income from their followers, brand deals, and micro-businesses (Forbes, 2022). The Fanbase platform currently supports the Creator Economy through:

- 60,791 total Fanbase users have collectively earned $36,7720 in revenue since 2019.
- 33,827 supporters have paid a creator through subscription and micro-transactions (Loves).
- Approximately 1,363,063 accounts have been registered and have grown at a 73% annual growth rate (AGR) over the last 12 months. This figure is influenced by an extraordinary surge in January 2025 due to the TikTok ban. 2024 Compound Monthly Growth Rate (CMGR) was 18.5%. These accounts include micro-creators, brands, and other entities across our platform.

Competition

Our primary competitors include the major social networks TikTok, Instagram, X, YouTube, Clubhouse, and Creator Economy businesses like Patreon. However, we note that the social media and Creator Economy are rapidly growing sectors. In fact, Fanbase encourages our users, creators, and partners to continue using other social networks as marketing vehicles for premium content hosted on Fanbase.

The competitive set of companies within the Creator Economy is diverse and continually evolving as the industry grows. The Creator Economy refers to the ecosystem of platforms, tools, and services that empower individuals, often called "creators," to produce and monetize their content, skills, or expertise. Here is an overview of some key segments and companies within this competitive set:

Content Creation Platforms:

- YouTube: A video-sharing platform where creators upload and monetize videos.
- TikTok: Known for short-form video content and a growing community of creators.
- Instagram: Offers photo and video sharing, making it popular among influencers.
- Twitch: Focused on live streaming, primarily for gamers, but expanding to other content niches.
- Snapchat: Features short-lived content and filters used by influencers and brands.
- Patreon: A platform where creators can receive ongoing financial support from fans.

These companies and platforms cater to different aspects of the Creator Economy, from content creation and distribution to monetization and community building. We believe that as the Creator Economy expands, new players like Fanbase emerge, and existing companies will adapt to meet the evolving needs of creators and their audiences.

Employees

The Company has 4 full time employees, 0 part time employees.

Regulation

We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and future business plans, many of which are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These laws and regulations involve matters including privacy, data use, data protection and personal information, biometrics, encryption, rights of publicity, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence and machine learning, electronic contracts and other communications, competition, protection of minors, consumer protection, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. Foreign data protection, privacy, content, competition, consumer protection, and other laws and regulations can impose different obligations, or penalties or fines for non-compliance, or be more restrictive than those in the United States.

These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate and intend to operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is and/or will be critical to our operations, including data shared between countries or regions in which we currently and/or in the future operate and data shared among our products and services. If we are unable to transfer data between and among countries and regions in which we operate, or if we are restricted from sharing data among our products and services, it could affect our ability to provide our services.

Intellectual Property

Pending Applications

EFS ID: 47219512
Application Number: 18082397
Title of Invention: Systems and Methods for Improved Social Media
Filing Date: December 15, 2022

EFS ID: 47219512
Application Number: 63/289,731
Title of Invention: Systems and Methods for Improved Social Media
Filing Date: December 21, 2021

Our pending provisional patents encompass the following functionalities and features:

- **Monetization in Audio Rooms:** Be able to give and receive digital currency instantly while having a conversation inside an audio room.

- **Monetization in LIVE:** Be able to give and receive digital currency instantly while having an audiovisual LIVE stream.

- **Big Love:** Be able to give digital currency in larger amounts.

- **Content creator subscription in a mobile application:** Be able to subscribe to a content creator inside a mobile application.

- **Unlock content through virtual currency:** Be able to view exclusive content by giving digital currency and unlocking content.

- **Unlock audio rooms through virtual currency:** Be able to participate in exclusive audio rooms by giving digital currency and unlocking room.

- **Migrate image, video, and profile from other Social Media Platforms:** Allow users to automatically migrate their entire profile from external Social Media platforms into Fanbase.

- **Give content monetization statistics:** Be able to visualize content creation monetization statistics in real time inside an app.

- **Branded Audio Rooms:** Branded Audio Rooms enable Partners and brands to collaborate with creators and do untraditional advertising.

Fanbase Social Media, Inc. Active Trademark List

Trademark	Client Matter	Country	Case Type	Application No.	Filing Date	Publication Date	Registration No.	Registration Date	Intl. Reg. Number	Nat. Reg. Date	Status	Owner Name	Goods	Next Action(s) Due
FANBASE		United States		88005038	18-June 2018	14-May 2019	5973737	28-Jan-2020	1637973		Registered	Fanbase Social Media, Inc.	09 Int. Downloadable software in the nature of a mobile application that is a subscription based social media platform for bloggers, influencers, contributors, brands and advertisers to manage monetized marketing content to their subscribers and users	Section 8 & 15, First Renewal, 28-Jan-2025 – 28-Jan-2026
FANBASE FLICKZ		United States		97026494	14- Sep 2021	09-Aug 2022					Application Pending -	Fanbase Social Media, Inc.	09 Int. Downloadable software for creating, producing, editing, manipulating, transmitting, uploading, downloading, and sharing electronic media, multimedia content, videos, movies, pictures, images, text, photos, user-generated content, audio content, and information via the Internet and other communications networks	SOU Filed -
MICROCAST		United States		97587822	12- Sep 2022						Application Pending 1B	Fanbase Social Media, Inc.	035 Int. Online subscription services for the purpose of allowing individuals to subscribe and access content uploaded by members of the service for entertainment purposes inside or outside the social network.	
MICROCAST MEDIA		United States		97579955	06- Sep 2022						Application Pending 1B		035 Int. Online subscription services for the purpose of allowing individuals to subscribe and access content uploaded by members of the service for entertainment purposes inside or outside the social network.	
MICRO SUBSCRIBE		United States		97812388	02- Feb 2023						Application Pending 1B	Fanbase Social	035 Int. Online subscription	

												Media, Inc.	services for the purpose of allowing individuals to subscribe and access content uploaded by members of the service for entertainment purposes inside or outside the social network.	
MICRO SUBSCRIPTION	86865-349855	United States		97812377	26- Feb 2023						Application Pending 1B	Fanbase Social Media, Inc.	035 Int. Online subscription services for the purpose of allowing individuals to subscribe and access content uploaded by members of the service for entertainment purposes inside or outside the social network.	

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

THE COMPANY'S PROPERTY

The Company leases office space in Atlanta, Georgia. The lease term is from September 1, 2024, to January 31, 2030. Rent expense was $88,163 and $52,890 as of December 31, 2024 and 2023.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Fanbase Social Media LLC was a limited liability Company organized under the laws of Delaware on April 1, 2018. On September 30, 2019, the Company converted to a Delaware corporation under the name Fanbase Social Media, Inc. The Company is headquartered in Atlanta, Georgia.

The Company is a social network application that allows users to follow other users for free or subscribe to the same user for exclusive photos, video, live and longform content. Accordingly, users have access to the monetization of their content from day one. We believe this enables users to be themselves rather than seeking paid promotions from established brands. The Company in-turn generates revenue from the sales of subscription, purchased features on the platform and merchandise ecommerce.

The Company's cost of revenues includes music licensing, hosting, processor fees, user payments, merchandise, reimbursable expenses, and distribution and marketing costs.

The operating expenses for the Company consist of (i) research and development, (ii) sales and marketing and (iii) general and administrative.

The following discussion of the Company's consolidated financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Report. The following discussion

contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Results of Operations

Fiscal Years Ended December 31, 2024 and 2023

For the year ended December 31, 2024, the Company generated $106,651 in revenues compared to $105,928 for the year ended December 31, 2023, a $723 increase. The slight increase in revenues were due to the fact that even though our Monthly Active Users ("MAUs") increased during 2024, the amount of users that create content within the platform ("Creators") decreased. However, since the period ended June 30, 2024 we have seen a slight increase in content, accounting for the $723 increase in revenue.

Cost of revenue was $232,316 for the period ended December 31, 2024, as compared to $307,574 for the period ended December 31, 2023, a $75,258 decrease. The decrease was mainly driven by a reduction in music licensing and merchandise costs.

The Company had a negative gross profit was $125,665 for the period ended December 31, 2024 compared with a negative gross profit of $201,646 for the period ended December 31, 2023, a $75,981 decrease. The Company attributes this decrease in loss to the lower cost of revenue.

For period ended December 31, 2024 and December 31, 2023 operating expenses were $2,931,779 and $2,863,275 respectively, an increase of $68,504. The primary drivers of this change were the following:

- A $147,287 increase in research and development due to the addition of new roles into the Development team.

- A $161,837 decrease in sales and marketing as we reviewed and reduced our marketing budget to better align strategic campaigns.

- a $83,054 increase in general and administrative expenses was primarily attributed to Corporate Compliance services contracted starting in 2024.

As a result of the foregoing, the Company generated a net loss of $3,090,196 for the period ended December 31, 2024, compared with a net loss of $3,069,300 for the period ended December 31, 2023.

Liquidity and Capital Resources

Fiscal Years Ended December 31, 2024 and 2023

As of December 31, 2024, the Company's cash on hand was $922,184. The Company requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception. As of December 31, 2024, the Company had a net loss of $3,090,196 and an accumulated deficit of $11,419,012.

The Company's current capital resources come from funds raised in a successful crowdfunding campaign, a Regulation CF offering, that has made cash available to the Company for general operating purposes and its current Regulation A offering. The Company launched the Regulation A offering launched on February 27, 2024. The Company intends to sell up to 2,556,391 shares of Class B Non-Voting Common Stock, plus issue up to 639,097 Bonus Shares (as defined in that offering statement), for an aggregate of 3,195,488 Class B Non-Voting shares of Common Stock and maximum offering proceeds of $17,000,000. As of April 14, 2025 the Company has sold 1,450,672 shares of Class B Non-Voting Common Stock and 66,566 bonus shares of Class B Non-Voting Common Stock for aggregate proceeds of $9,982,853.11, including $335,884.31 in ancillary fees.

The Company is currently operating with a monthly burn rate of approximately $460,000. We currently have a financial runway of ten and a half months and expect to extend this to a full year by mid-2025. As anticipated, while we aim to optimize efficiency, we expected this gradual increase in our cost structure as we strategically expanded our development and marketing teams.

The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Plan of Operations

Fanbase intends to be a leader in the Creator Economy market. As part of its plan of operations, the Company intends to execute the following milestones over the course of the next 12 months:

- Evolving the software platform:
    - Enhanced creator marketing & monetization tools
    - Enhanced algorithms for content personalization
    - Generative and other Artificial Intelligence tools for users, creators, and Fanbase team
    - Integrations with 3rd parties to expedite GTM and scale
    - Patents and IP protection
    - Music Licensing

- Team Growth
- Creator Acquisition & Monetization
- Partner Acquisition
    - This strategy involves collaborating with other organizations and individuals including but not limited to, content creators and influencers). Fanbase may grow through affiliate marketing and ambassador programs, loyalty programs, joint ventures, co-branding, channel partnership, resellers and NGOs.

- Original Content Creation
    - Focusing on content involves curating and encouraging the creation of engaging, high-quality content that resonates with the target audience. These efforts will include product content, editorial content such as press junkets and podcasts and owned content series that we believe will provide opportunities for partnerships.

Research and Development

- We plan to progressively and strategically grow our product team allowing us tackle various verticals in parallel, start developing disruptive increments and continuing automating some of our workflows such as testing.
- We intend to invest in infrastructure to start owning the layers beyond our software.

With the addition of new strategic roles such as the addition of an Atlanta based Product Owner and Development team growth, we are prepping to kick off our multi-year plan by the end of Q2 2025. Below are the key steps we will focus on:

- Using Data to Make Better Decisions
    - Leverage advanced analytics tools (e.g., Branch.io) to enable deeper attribution insights for more informed decision-making.
    - Create focused customer journeys by analyzing detailed demographic and psychographic data
    - Upgrade our insights system to support smarter business strategies

- Boosting User Engagement and Reducing Churn
    - Continuously enhance our algorithm to improve user experiences across all platforms.
    - Build a gamified system to increase user participation and loyalty.

- Growing Our Content Creator Network:
  - Set up marketing teams focused on specific niches (fitness, music, sports, etc.).
  - Expand incentive programs to attract more content creators.

- Strengthening Partnerships

  - Create a dedicated team and structure for forming partnerships with brands, nonprofits, and other organizations.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Trend Information

The landscape of digital content creation is experiencing substantial growth, with an estimated 50 million individuals globally identified as content creators as of 2022 and expected to show a 10-20% CAGR over the next several years (Goldman Sachs, 2023). Among these, approximately 2 million are classified as 'Professional content creators,' deriving income from their followers, brand deals, and micro-businesses (Forbes, 2022).

According to Goldman Sachs Research, the ongoing growth of the Creator Economy will likely benefit companies that possess a combination of factors, including a large global user base, access to substantial capital, robust AI-powered recommendation engines, versatile monetization tools, comprehensive data analytics, and integrated e-commerce options. We believe Fanbase is aligned to capitalize on the growth in the Creator Economy.

Below are a list of potential trends that we believe could shape the Creator Economy in 2025:

- New Monetization Models: Creators will experiment with alternative monetization models beyond traditional ads and sponsorships, such as subscriptions, direct fan support, and hybrid revenue streams.
- AI-Enhanced Content Creation: AI tools will become more sophisticated, assisting creators in content generation, editing, and optimization, enhancing efficiency and creativity.
- Community-Led Platforms: Creator-centric platforms prioritizing community building and direct fan engagement will gain momentum, challenging traditional social media giants.
- Data Privacy and Ownership: Creators will emphasize data privacy and ownership more, potentially leveraging blockchain for more secure data handling and sharing.
- Content Syndication: Creators will explore syndicating their content across multiple platforms and ecosystems, diversifying their reach and income streams.
- Personal Brand Partnerships: Collaboration between creators and brands will continue to grow, with a focus on authentic, long-term partnerships that align with the creator's personal brand.
- Live Streaming Evolution: Live streaming will become even more interactive and immersive with the integration of augmented reality (AR), virtual reality (VR), and enhanced viewer engagement features.

We believe the Creator Economy is dynamic and trends can evolve rapidly. Creators and platforms will iterate and quickly adapt to emerging technologies and changing user preferences. We anticipate that these market trends will positively impact the operating segments of the Company.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets out the Company's officers and directors as of April 29, 2025. All of the officers and directors work with the Company on a full-time basis.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part-time)/full-time
Executive Officers:				
Isaac Hayes III	Founder, CEO, President	49	April 2018 - Present	Full-time
Ramiro Canovas	COO/CTO/Marketing Coordinator	43	April 2018 - Present	Full-time
Directors:				
Isaac Hayes III	Director	49	April 2018 - Present	

Isaac Hayes III, Founder Chief Executive Officer and Director

Since April 2018 Mr. Hayes has served as Chief Executive Officer, President and Director of the Company. Since 2013 he has also served as the Chief Executive Officer of Isaac Hayes Enterprises. His responsibilities include managing the name, image, likeness, and intellectual assets of the late Isaac Hayes. Further, since March 2006 Mr. Hayes has been the owner of Chartcontrol LLC. His responsibilities include those of a songwriter/producer. Currently, Fanbase is Mr. Hayes primary role and focus.

Ramiro Canovas, Chief Technology Officer, Chief Operating Officer and Marketing Coordinator

Since April 2018, Mr. Canovas has served as the Chief Technology Officer. In June 2023 he was appointed as the Chief Operating Officer and in November 2023 he was appointed the Marketing Coordinator of Fanbase. At Fanbase Mr. Canovas is in charge of all of the technology layers of the product from development to integrations to data analytics. He also leads day-to-day operations within the Company, helping lead execution. Mr. Canovas is also the founder and Chief Executive Officer of ConsultR since January 2012. ConsultR is a lead digital agency specializing in web and native development. Mr. Canovas has a BBA in computer information systems from Mercer University.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

Ownership

The following table displays, as of April 29, 2025, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)
Class A Voting Common Stock	Isaac Hayes III	16,625,000 shares of Class A Voting Common Stock	0	69.1%

All executive officers and directors as a group	16,625,000 shares of Class A Voting Common Stock	0	69.1%

(1) The address for each beneficial owner is c/o Fanbase Social Media, Inc. 737 Ellsworth Ind. Blvd. Atlanta, Georgia 30318.

(2) The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

RELATED PARTY TRANSACTIONS

ConsultR

The Company's CTO is the owner of the Company's primary vendor, ConsultR. ConsultR is also a Class B Non-Voting Common Stockholder of the Company's stock. ConsultR provides app development services in relation to the Company's app.

On January 1, 2023 the Company entered into a consulting agreement with ConsultR. The consulting agreement expired on December 31, 2023. The Company renewed this agreement with ConsultR on January 8, 2024.

Pursuant to the terms of the consulting agreement, the Company pays a monthly amount to ConsultR for all app development services. This amount varies but is approximately $135,000 per month currently. For the years ended December 31, 2024 and December 31, 2023 the Company paid ConsultR fees associated with the development and programming of their app in the amount of $1,484,908.18 and $1,346,801, respectively. These amounts are included in the research and development expenses on the income statement.

For the six months ended June 30, 2024 and June 30, 2023 the Company paid fees associated with the development and programming of their app in the amounts of $757,962 and $762,320, respectively. These amounts are included in the research and development expenses on the income statement. As of June 30, 2024 and June 30, 2023, accounts payable included $0 and $0, respectively, related to invoices payable to ConsultR.

On December 19, 2019, the Company issued 875,000 shares of Class B Non-Voting Common Stock to ConsultR. On February 2, 2024, the Company granted options to employees of ConsultR for 13,500 shares of Class B Non-Voting Common Stock . The options have an exercises price of $3.95, and 25% vested on February 6, 2025 and 1/48 of the total vest monthly thereafter.

RECENT OFFERINGS OF SECURITIES

As of April 29, 2025, the Company has completed the following capital raising activity:

- On September 30, 2019, the Company issued 16,625,000 shares of Class A Voting Common Stock to the founder. The Company relied on Section 4(a)(2) of the Securities Act.

- On December 19, 2019, the Company sold 875,000 shares of Class B Non-Voting Common Stock for $10,000 to ConsultR. The Company used the proceeds for general business operations. The Company relied on Section 4(a)(2) of the Securities Act.

- From December 1, 2020 to January 11, 2022 the Company sold 2,998,405 shares of Class B Non-Voting Common Stock for approximately $3,306,364 pursuant to Regulation CF. The Company used the proceeds for working capital and product development.

- From February 23, 2022 to April 30, 2022, the Company sold 960,274 shares of Class B Non-Voting Common Stock for approximately $2,228,414 pursuant to Regulation CF. The Company used the proceeds for further development of the app and new employee hires.

- On February 26, 2024, the Company received a notice of qualification for an offering pursuant to Regulation A. Under that offering, the Company may sell up to 2,556,391 shares of Class B Non-Voting Common Stock, plus issue up to 639,097 Bonus Shares (as defined in that offering statement), for an aggregate of 3,195,488 Class B Non-Voting shares of Common Stock and maximum offering proceeds of $17,000,000. As of April 14, 2025 the Company has sold 1,450,672 shares of Class B Non-Voting Common Stock and 66,566 bonus shares of Class B Non-Voting Common Stock for aggregate proceeds of $9,982,853.11, including $335,884.31 in ancillary fees. So far, The Company has used the proceeds to support ongoing development cycles while also expanding the team both in size and in experience. Key hires include full-time Growth Strategist and Product Owner, the addition of a new development squad and recruitment of senior talent across several roles, including Business Analyst, Scrum Master, Developer, and UX/UI Designer positions. These additions directly support our strategy to scale the platform, enhance user retention, and grow our user base.

OUR SECURITIES

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Company's Amended and Restated Certificate of Incorporation, as amended, Bylaws For a complete description of the Company's capital stock, you should refer to the Amended and Restated Certificate of Incorporation, as amended, Bylaws and to the applicable provisions of Delaware General Corporation Law.

The Company is authorized to issue up to 38,000,000 shares of Common Stock, par value $0.01 per share of which 18,300,000 shares are designated as Class A Voting Common Stock and 20,000,000 shares are designated as Class B Non-Voting Common Stock.

As of April [X], 2025, 16,625,000 shares of Class A Voting Common Stock and 7,038,556 shares of Class B Non-Voting Common Stock are issued and outstanding including 949,321 shares of Class B Non-Voting Common Stock issued.

On December 22, 2023, the Company adopted the Fanbase Social Media, Inc. 2023 Stock Plan (the "2023 Stock Plan"). Currently, there are 1,274,050 shares reserved under the 2023 Stock Plan. As of February 3, 2025, options for 425,950 shares have been issued and remain outstanding (including options for 75,950 shares issued outside of the plan).

The Company's Securities

Class B Non-Voting Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A Voting Common Stock; except that our voting right Class B Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law.

Voting Rights

Our Class Non-Voting B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Delaware law would permit holders of Class B Non-Voting Common Stock to vote, with one vote per share, on a matter if we were to:

- change the par value of the common stock; or
- amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Non-Voting Class B Common Stock.

In addition, Delaware law would permit holders of Non-Voting Class B Common Stock to vote separately, as a single class, if an amendment to our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Non-Voting Class B Common Stock, but not the Class A Voting Common Stock. As a result, in these limited instances, the holders of a majority of the Class B Non-Voting Common Stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class B Non-Voting Common Stock to rank junior to the Class A Voting Common Stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class B Non-Voting Common Stock, with each share of Class Non-Voting B Common Stock entitled to one vote per share. In this instance, the holders of a majority of Class B Non-Voting Common Stock could defeat that amendment to our certificate of incorporation.

Each holder of shares of Class A Voting Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

Election of Directors

The holders of the Class A Voting Common Stock shall be entitled to elect, remove and replace all directors of the Company.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends, if any, The holders of the Class A Voting Common Stock and the Class B Non-Voting Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends if any, in the event of the Company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A Voting Common Stock and Class B Non-Voting Common Stock, treated as a single class.

Holders of Fanbase's Class A Voting and Class B Non-Voting Common Stock have no conversion, preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Company's Class A Voting or Class B Non-Voting Common Stock.

Provisions of Note in the Company's Subscription Agreement

Forum Selection Provision

The exclusive forum provisions in the Company's Certificate of Incorporation, as amended, and the subscription agreement may have the effect of limiting an investor's ability to bring legal action against the Company and could limit an investor's ability to obtain a favorable judicial forum for disputes. Article VII of the Company's Certificate of Incorporation as amended, provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;
- any action asserting a breach of fiduciary duty;
- any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; and

- any action asserting a claim against us that is governed by the internal-affairs doctrine.

Further, the federal district courts of the United States will be the exclusive forum for the any complaint brought under the federal securities laws. Section 27 of the Exchange Act creates exclusive federal jurisdiction over Exchange Act actions. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain Securities Act claims.

Further, under Section 6 of the subscription agreement investors agree to resolve disputes arising under the subscription agreement that the Court of Chancery of the State of Delaware are the exclusive forums for the purpose of any suit, action or other proceeding arising out of or based upon the agreement; except for such suits, actions and proceeded brought under the federal securities laws in which the federal district courts of the United States will be the exclusive forum, which would include claims under the Exchange Act and the Securities Act.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Jury Trial Waiver

The Subscription Agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the Agreement, other than claims arising under federal securities laws. If the Company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

The auditor has included a "going concern" note in the audited financials. The Company's auditor has issued a "going concern" opinion on their financial statements, which means the Company may not be able to succeed as a business without additional financing. Fanbase was incorporated in April 2018. It has an accumulated deficit of $$11,419,012 and $8,328,816 at December 31, 2024 and December 31, 2023, respectively. The audit report states that the Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate cash from operating activities and/or to raise additional capital to fund its operations. The Company's failure to raise additional short-term capital could have a negative impact on not only their financial condition but also their ability to remain in business.

As we grow our business, we may not be able to manage our growth successfully. If we are able to increase the scope of our business offerings, our customer and creator base, the volume of our transactions and grow our business, we will face business risks commonly associated with rapidly growing companies, including the risk that existing management, information systems and financial and internal controls may be inadequate to support our growth. We cannot predict whether we will be able to respond on a timely basis, or at all, to the changing demands that our growth may impose on our existing management and infrastructure. For example, increasing demands on our infrastructure and management could cause any of the following to occur or increase:

- inadequate internal controls required for a company doing public offerings (including Regulation CF and Regulation A);
- delays in our ability to handle the volume of customers; and
- failure to properly review and supervise personnel to make sure we are compliant with applicable regulations.

This risk is illustrated by the fact that the Company has restated its previously reported financial statements as of and for the year ended December 31, 2021, and related disclosures. The restatement of the Company's financial statements is subsequent to an independent audit of the year 2022 financial statements. During the audit of the fiscal year 2022 financial statements, future payment liabilities were discovered that date back to December 31, 2021. It was identified that the Company should accrue liability payments due to creators for certain activities. During the 2022 audit, the December 31, 2021, micropayment liabilities that were not previously reported were determined to be material to the financial statements and required a prior period adjustment. The effects of the restatement, including the correction of all errors identified by Company's management are reflected in the Company's financial statements and accompanying notes included herein.

As we are a development stage business, we have a limited operating history and are subject to risks of business development. The Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of a new social media application and a corresponding base of users and paid subscribers.

Our financial results may fluctuate and are difficult to predict. We have a limited operating history, which makes it difficult to forecast our future financial results. Accordingly, you should take into account the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. Our financial results in any given period can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

- our ability to grow the number of our users and their engagement;
- the pricing of our platform;
- our inability to generate revenue;
- changes to our platform or the development and introduction of new products or services by us or our competitors;
- user behavior or changes to our platform that may reduce traffic to our platform;
- increases in marketing, sales, and other operating expenses that we will incur to grow and expand our operations;
- costs related to our safety, security, and content review efforts;
- our ability to obtain equipment, components, and labor for our operations in a timely and cost-effective manner;
- system failures or outages or government blocking, which could prevent us from operating for any period of time;
- breaches of security or privacy, and the costs associated, with any such breaches and remediation;
- changes in the manner in which we distribute our platform or inaccessibility of our platform due to third-party actions;
- fees paid to users or third parties for content;
- adverse litigation judgments, settlements, or other litigation-related costs;
- changes in the legislative or regulatory environment, including with respect to privacy and data protection, or actions by governments or regulators, including fines, orders, or consent decrees;
- the overall tax rate for our business;
- the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued, and may significantly affect the effective tax rate of that period;
- changes in U.S. generally accepted accounting principles; and

- changes in global business or macroeconomic conditions.

We may need to raise additional financing to support our operations, but we cannot be sure that we will be able to obtain additional financing on terms favorable to us when needed. If we are unable to obtain additional financing to meet our needs, our operations may be adversely affected or terminated. We have limited financial resources. There can be no assurance that we will be able to obtain financing to fund our operations in light of factors beyond our control such as the market demand for our securities, the state of financial markets generally, and other relevant factors. Any sale of our Class B Common Stock in the future may result in dilution to existing stockholders. Furthermore, there is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay any future indebtedness or that we will not default on our future debts, which would thereby jeopardize our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to continue the development of our technology, which might result in the loss of some or all of your investment in our common stock.

We may use celebrities and influencers. We use and pay celebrities and influencers to market our products and improve the profile of our Company. We have provided these individuals guidance as to what they can say, but to the extent their statements, the timing of those statements or their actions are inappropriate, or they have failed to include proper disclosure we may suffer reputational harm and/or have liability with respect to their statements and actions. Either of which can materially adversely affect the Company's business, reputation, results of operations and financial condition.

We may acquire other businesses, license rights to technologies or products, form alliances, or dispose of or spin-off businesses, which could cause us to incur significant expenses and could negatively affect profitability. We may pursue acquisitions, technology-licensing arrangements, and strategic alliances, or dispose of or spin-off some of our businesses, as part of our business strategy. We may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and may not realize the expected benefits. If we are successful in making an acquisition, the products and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. We may not be able to integrate acquisitions successfully into our existing business and could incur or assume significant debt and unknown or contingent liabilities. We could also experience negative effects on our reported results of operations from acquisition or disposition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets.

If we experience rapid growth and we are not able to manage this growth successfully, this inability to manage the growth could adversely affect our business, financial condition, and results of operations. Rapid growth places a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

The Company depends on key personnel and faces challenges recruiting needed personnel. The Company's future success depends on the efforts of its Chief Executive Officer, Isaac Hayes III and its CTO, COO and Marketing Coordinator, Ramiro Canovas. Ramiro Canovas is also the founder and CEO of ConsultR. ConsultR is the sole third party service provider, providing app development and services to the Company. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business. Globally, the social media sector is intensely competitive. The principal competitive factors in this industry include user acquisition, pricing, ability to produce interesting content and applications, and responsiveness to customer preferences. If we cannot adequately compete with pricing and interest, it could adversely affect our results of operations.

We plan on operating in foreign jurisdictions. The Company will be required to comply with the laws of those jurisdictions, including requirements for local partners, tax laws and other legal requirements. Doing business in such foreign jurisdictions entails political risk, and their judicial systems may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States. Investment in the Company carries more risk of loss due to foreign complications in comparison with companies that only operate domestically.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection. Without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them. Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The Company is vulnerable to hackers and cyber-attacks. As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Fanbase or in its computer systen1s could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber attacks either on our technology provider or on Fanbase could harm our reputation and materially negatively impact our financial condition and business.

The elimination of monetary liability against our directors, officers, and employees under Delaware law and the existence of indemnification rights to our directors, officers, and employees may result in substantial expenditures by our Company and may discourage lawsuits against our directors, officers, and employees. Our organizational documents contain a provision permitting us to eliminate the personal liability of our directors to our Company and shareholders for damages for breach of fiduciary duty as a director or officer to the extent provided by Delaware law. We also have contractual indemnification obligations under our employment agreements with our officers. The foregoing indemnification obligations could result in our Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage our Company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit our Company and shareholders.

We may not be able to sufficiently manage our services and customers and therefore monetize our services. We may not be able to sell sufficient subscriptions and in such event, we may be unable to meet our capital requirements or revenue goals. Subscription-based services come with inherent risks. Specifically, customer churn, market saturation, competitive pressure, technology risk, payment processing issues, customer acquisition costs, content or service quality and subscription fatigue.

- Customer Churn refers to the rate at which customers cancel or do not renew their subscriptions. High churn rates can impact revenue and profitability. Understanding and managing the factors that contribute to churn is crucial for the sustainability of the service.

- When the market becomes saturated, acquiring new customers becomes challenging. If the service reaches a point where most potential customers are already subscribers, growth may slow down. This emphasizes the need for diversification or the introduction of new features to attract a broader audience.
- The market for subscription services is often competitive, with new entrants and existing players offering similar or better services. Intense competition can lead to price wars, increased marketing expenses, and challenges in maintaining or growing market share.
- Dependence on technology for service delivery and payment processing. Technical issues, such as outages, security breaches, or failure to adapt to evolving technologies, can lead to service disruptions, loss of customer trust, and reputational damage.
- Challenges related to billing, payment processing, and subscription management. Issues with billing accuracy, payment processing errors, or difficulty in managing subscriptions can lead to customer dissatisfaction and financial losses.

- The cost associated with acquiring new subscribers. If customer acquisition costs are high and not offset by customer lifetime value, it can impact the overall profitability of the subscription service.
- Insufficient or declining quality of content or services. If subscribers perceive a decrease in the value of the service, it may lead to increased churn. Continuous investment in maintaining or improving service quality is essential.
- Consumers may become overwhelmed by numerous subscription services. Subscription fatigue can lead to customers cutting back on subscriptions or prioritizing essential services, affecting the service's growth.

In the event that users migrate from the Company's platform our operations and results will be adversely affected. Regularly evaluating customer feedback, monitoring market trends, and adapting to changing conditions are essential components of risk management in this business model. In the event we do not manage these risks successfully we may need to change our business model.

Constant innovation and user engagement are not guaranteed. Fanbase's success depends on its continued innovation to provide new, and improve upon existing, products and services that make its platform useful for users (subscribers and content providers). If Fanbase is unable to continue offering high-quality, innovative products and services, it may be unable to attract additional users or retain current users which could harm our business, results of operations and financial condition.

Even though Fanbase intends for the Fanbase platform to have certain features and specifications, Fanbase may make changes to such features and specifications, or even the fees it charges for those services and features, for any number of reasons at any time. These types of changes could impact Fanbase's strategy for monetizing its platform. Fanbase's success depends on its ability to continue to attract users to its platform and enhance their engagement with Fanbase's products and services. A potential lack of use or public interest in the Fanbase platform or change in the legal and regulatory environment including those related to intellectual property and date privacy could negatively impact our business operations and revenue streams. For example, a change in local, state, federal or non-US laws may require us to change or discontinue certain services or features, in which case our business, results of operations and financial condition may be adversely impacted. Fanbase may also find that its strategies for monetizing its platform do not successfully create enough revenue to support the platform and the Company may have to liquidate. If Fanbase is unable to adjust to such changes by implementing new strategies, including devising new services or features that monetize its platform, our business, results of operations, and financial conditions would be negatively impacted and could even result in dissolution or liquidation of Fanbase.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales or achieve profitability. We believe Fanbase has assembled a quality team to grow the Company. However, it is possible that the Company will not be able to successfully implement future components of the business model, such as integrating reviews and ratings on the platform, adding multi-language support and acquiring properties in various locations and generate sufficient income from them. If Fanbase is unable to operationalize these and others features, or the market does not respond positively to them, then the Fanbase platform may be at risk of failure despite any corrective actions we may take. Furthermore, as discussed above, Fanbase may make changes to the platform, including its features and services, for any number of reasons and customers may choose to no longer use our platform. Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands.

Members of our Board and our executive officers will have other business interests and obligations to other entities. None of our directors or our executive officers will be required to manage the Company as their sole and exclusive business focus and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not compete ,with the business of the Company or otherwise breach their agreements with the Company. We are dependent on our directors and executive officers to successfully operate our Company. Their other business interests and activities could divert time and attention from operating our business.

Risks Related to Regulations

Our business is and may become subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data use and data protection, content, competition, safety and consumer protection, e-commerce, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our products and business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business. We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and business plan, including privacy, data use, data protection and personal information, biometrics, encryption, rights of publicity, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence and machine learning, electronic contracts and other communications, competition, protection of minors, consumer protection, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, consumer protection, and other laws and regulations can impose different obligations or be more restrictive than those in the United States.

These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. For example, regulatory or legislative actions or litigation affecting the manner in which we display content to our users, moderate content, or obtain consent to various practices could adversely affect user growth and engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results.

We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that may become critical to our operations, including data shared between countries or regions in which we operate or will operate and data shared among our products and services.

These laws and regulations, as well as any associated claims, inquiries, or investigations or any other government actions, have in the past led to, and may in the future lead to, unfavorable outcomes including increased compliance costs, loss of revenue, delays or impediments in the development of new products, negative publicity and reputational harm, increased operating costs, diversion of management time and attention, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.

In addition, compliance with regulatory and legislative privacy requirements require significant operational resources and modifications to our business practices, and any compliance failures may have a material adverse effect on our business, reputation, and financial results.

Actions by governments that restrict access to our other products in their countries, censor or moderate content on our products in their countries, or otherwise impair our ability to generate revenue in their countries, could substantially harm our business and financial results. Governments from time to time seek to censor or moderate content available on Fanbase or our other future products in their country, restrict access to our products from their country partially or entirely, or impose other restrictions that may affect the accessibility of our products in their country for an extended period of time or indefinitely. In addition, government authorities in other countries may seek to restrict user access to our products if they consider us to be in violation of their laws or a threat to public safety or for other reasons, and certain of our products have been restricted by governments in other countries from time to time. For example, in 2020, Hong Kong adopted a National Security Law that provides authorities with the ability to obtain information, remove and block access to content, and suspend user services, and if we are found to be in violation of this law then the use of our products may be restricted. In addition, if we are required to or elect to make changes to our marketing and sales or other operations in Hong Kong as a result of the National Security Law or other legislation, our revenue and business in the region will be adversely affected.

It is also possible that government authorities could take action that impairs our ability or that of our content creators to sell subscriptions or "Loves", including in countries where access to our consumer-facing products may be blocked or restricted. Similarly, certain countries have strict compliance with certain legal requirements for social media companies, and failure to comply could mean that govern may limit access to our products. In the event that content shown on Fanbase or our other products is subject to censorship, access to our products is restricted, in whole or in part, in one or more countries, we may be forced to modify our business plan and may limit our ability to access foreign markets and thereby impact our financial results.

Risks Related to the Securities

Our Class B Non-Voting Stock sold pursuant to Regulation CF is non-voting. The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the twelve months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

One stockholder has control over all stockholder decisions because it controls a substantial majority of our voting stock. As a result of the Class A Voting Common Stock that our CEO holds, our CEO is able to exercise voting rights that represent approximately 75% of the voting power of our outstanding capital stock. The Class B Non-Voting Common Stock does not dilute our related third parties voting control because the Class B Non-Voting Common Stock has no voting rights. As a result, our CEO has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

The exclusive forum provisions in the Company's Certificate of Incorporation, as amended and the subscription agreement may have the effect of limiting an investor's ability to bring legal action against the Company and could limit an investor's ability to obtain a favorable judicial forum for disputes. Article 10 of the Company's Certificate of Incorporation as amended, provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;
- any action asserting a breach of fiduciary duty;
- any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; and
- any action asserting a claim against us that is governed by the internal-affairs doctrine.

Further, the federal district courts of the United States will be the exclusive forum for the any complaint brought under the federal securities laws. Section 27 of the Exchange Act creates exclusive federal jurisdiction over Exchange Act actions. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain Securities Act claims.

Further, under Section 6 of the subscription agreement investors agree to resolve disputes arising under the subscription agreement that the Court of Chancery of the State of Delaware are the exclusive forums for the purpose of any suit, action or other proceeding arising out of or based upon the agreement; except for such suits, actions and proceeded brought under the federal securities laws in which the federal district courts of the United States will be the exclusive forum, which would include claims under the Exchange Act and the Securities Act.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Holders of our Class B Non-Voting Common Stock may not be entitled to a jury trial with respect to claims arising under the subscription agreement and claims where the forum selection provision is applicable, which could result in less favorable outcomes to the plaintiff(s) in any such action. Holders of our Class B Non-Voting Common Stock sold pursuant to Regulation CF are bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the subscription agreement, including any claim under the federal securities laws. The forum selection provisions in the Certificate of Incorporation and the subscription agreement provide that for certain lawsuits (which excludes any lawsuits under federal securities laws) the Court of Chancery in Delaware will be the exclusive forum. The Court of Chancery in Delaware is a non-jury trial court and therefore those claims will not be adjudicated by a jury. Further, the waiver of jury trial provision may increase the costs to bring a claim, limit access to information and other imbalances of resources between the Company and shareholders. These provisions can discourage claims or limit shareholders ability to bring a claim in a judicial forum that they find favorable.

You may not be able to participate in potential merger and acquisition transactions. Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation A and/or Regulation CF and that Company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg D or Reg CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

WHAT IT MEANS TO BE A MINORITY HOLDER

As an investor in the Company's shares of Class B Non-Voting Common Stock, you own non-voting shares in addition to being a minority holder. As such, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in our Class B Non-Voting Common Stock, may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

DILUTION

An investor's stake in a company could be diluted due to the company issuing additional shares (including upon the conversion of convertible securities). In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as the Regulation A Offering, an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2025 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

Valuation

The Company determined the share price of its Common Stock in its Regulation CF offerings based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies.

Future investors in the company may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor

3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

Regulatory Information

Annual Reports

The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's parent's website at www.misorobotics.com/investor

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Regulation A

The Company is required to make annual and semi-annual filings with the SEC. The Company makes annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. The Company will make semiannual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. The Company will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 stockholders of record and have filed at least one Form 1-K.

All these filings will be available on the SEC's EDGAR filing system. You should read all the available information before investing.

These filings will relate to Miso and its results and will only reflect specific information about The Picture to the extent required by applicable accounting principles.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

- taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

- being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

- being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our stockholders could receive less information than they might expect to receive from more mature public companies.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

FANBASE SOCIAL MEDIA, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT   1 – 2

FINANCIAL STATEMENTS

    Balance Sheets   3

    Statements of Operations   4

    Statements of Changes in Stockholders' Equity   5

    Statements of Cash Flows   6

    Notes to the Financial Statements   7 - 16



Ascent | CPA Group, LLC
CPAs & Trusted Advisors.
3372 Peachtree Road, NE | Suite 115
Atlanta, GA 30326
ascentcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Fanbase Social Media, Inc.

Opinion

We have audited the accompanying financial statements of Fanbase Social Media, Inc. (a Delaware corporation) (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations. Management's evaluation of the events and conditions and management's plans to mitigate those matters are also described in Note 8. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Ascent CPA Group, LLC

April 22, 2025
Atlanta, Georgia

FANBASE SOCIAL MEDIA, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2023

	12/31/2024	12/31/2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 922,184	$ 695,070
Prepaid expenses	173,029	87,109
Total current assets	1,095,213	782,179
Non-current Assets		
Investment at cost	50,025	50,000
Property and equipment, net	51,950	72,178
Security deposit	16,802	27,165
Right of use assets	961,585	55,465
Total non-current assets	1,080,362	204,808
Total assets	$ 2,175,575	$ 986,987
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts payable and accrued expenses	$ 83,328	$ 241,127
Micropayment liabilities	200,432	171,328
Lease obligation, current portion	136,994	57,070
Total current liabilities	420,754	469,525
Long-term Liabilities		
Lease obligation, long-term portion	865,327	-
Total liabilities	1,286,081	469,525
Stockholders' Equity		
Class A voting common stock, $.01 par value, 18,300,000 shares authorized, 16,625,000 shares issued and outstanding as of both December 31, 2024 and 2023	166,250	166,250
Class B non-voting common stock, $.01 par value, 20,000,000 shares authorized, 6,702,845 and 6,097,506 shares issued and outstanding as of December 31, 2024 and 2023	67,028	60,975
Additional paid-in capital	13,688,063	9,868,845
Equity issuance costs	(1,274,103)	(1,007,879)
Subscription receivable	(338,732)	(241,913)
Accumulated deficit	(11,419,012)	(8,328,816)
Total stockholders' equity	889,494	517,462
Total liabilities and stockholders' equity	$ 2,175,575	$ 986,987

See independent auditors' report and accompanying notes to the financial statements.

FANBASE SOCIAL MEDIA, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	12/31/2024	12/31/2023
Revenue	$ 106,651	$ 105,928
Cost of revenue	232,316	307,574
Gross profit (loss)	(125,665)	(201,646)
Operating expenses		
Research and development	1,644,397	1,497,110
Sales and marketing	203,133	364,970
General and administrative	1,084,249	1,001,195
Total operating expenses	2,931,779	2,863,275
Loss from operations	(3,057,444)	(3,064,921)
Other income	3,336	3,640
Interest expense	(36,088)	(8,019)
Net loss	$ (3,090,196)	$ (3,069,300)
Weighted average common shares outstanding - basic and diluted	23,327,845	22,722,506
Net loss per common share - basic and diluted	$ (0.13)	$ (0.14)

See independent auditors' report and accompanying notes to the financial statements.

FANBASE SOCIAL MEDIA, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

| | Common Stock | | | | Additional | Equity | Subscription | Accumulated | Total Stockholders' |
| | Class A Voting | | Class B Non-Voting | | | | | | |
	Shares	Amount	Shares	Amount	Paid-in Capital	Issuance Costs	Receivable	Deficit	Equity
Balance at December 31, 2022	16,625,000	$ 166,250	5,362,062	$ 53,621	$ 7,117,468	$ (752,516)	$ (215,707)	$ (5,259,516)	$ 1,109,600
Issuance of common stock pursuant to Regulation CF	-	-	735,444	7,354	2,751,377	-	(26,206)	-	2,732,525
Equity issuance costs	-	-	-	-	-	(255,363)	-	-	(255,363)
Net loss	-	-	-	-	-	-	-	(3,069,300)	(3,069,300)
Balance at December 31, 2023	16,625,000	$ 166,250	6,097,506	$ 60,975	$ 9,868,845	$(1,007,879)	$ (241,913)	$ (8,328,816)	$ 517,462
Proceeds from 2023 Regulation CF issuance	-	-	-	-	-	-	241,913	-	241,913
Issuance of common stock pursuant to Regulation A	-	-	605,339	6,053	3,819,218	-	(338,732)	-	3,486,539
Equity issuance costs	-	-	-	-	-	(266,224)	-	-	(266,224)
Net loss	-	-	-	-	-	-	-	(3,090,196)	(3,090,196)
Balance at December 31, 2024	16,625,000	$ 166,250	6,702,845	$ 67,028	$ 13,688,063	$(1,274,103)	$ (338,732)	$(11,419,012)	$ 889,494

See independent auditors' report and accompanying notes to the financial statements.

FANBASE SOCIAL MEDIA, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	12/31/2024	12/31/2023
Cash flows from operating activities		
Net loss	$(3,090,196)	$(3,069,300)
Depreciation	26,778	40,422
Right of use asset amortization	103,888	64,414
Adjustments to reconcile net loss to		
net cash flows used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses	(85,920)	15,573
Security deposit	10,363	-
Accounts payable and accrued expenses	(157,799)	29,278
Micropayment liabilities	29,104	27,523
Lease liability	(64,757)	(65,673)
Net cash used in operating activities	(3,228,539)	(2,957,763)
Cash flows from investing activities		
Purchase of property and equipment	(6,550)	(38,060)
Net cash used in investing activities	(6,550)	(38,060)
Cash flows from financing activities		
Investment purchased	(25)	-
Proceeds from issuance of common stock, net of issuance costs	3,462,228	2,477,162
Net cash provided by financing activities	3,462,203	2,477,162
Net increase (decrease) in cash and cash equivalents	227,114	(518,661)
Cash and cash equivalents, beginning of year	695,070	1,213,731
Cash and cash equivalents, end of year	$ 922,184	$ 695,070
Supplemental disclosure of cash activities:		
Cash paid for interest	$ 36,088	$ 8,019
Cash paid for income taxes	$ -	$ -
Supplemental disclosure of noncash investing and financing activities:		
Issuance of common stock as equity issuance costs	$ -	$ 80,418

See independent auditors' report and accompanying notes to the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Fanbase Social Media LLC was a limited liability company organized under the laws of Delaware on April 1, 2018. On September 30, 2019, the Company converted to a Delaware corporation under the name Fanbase Social Media, Inc. (the "Company"). The Company is a social network application that users can follow other users for free or subscribe to the same user for exclusive photos, video, live and longform content. It provides day one monetization for any user from the start allowing them to be themselves and not just create content to establish a large enough following to get paid from promoting other products and brands. The Company is headquartered in Atlanta, Georgia.

Fanbase is a subscription-based photo, video, live streaming, and long-form content social network that allows users to follow other users for free, and also subscribe to the same user for a monthly fee to exclusive content they create. The platform monetizes photo, video, Livestream, and long-form content in a social network environment, and anyone can be a creator on Fanbase. Subscriptions are bought in packs of 1, 3, or 5 for a monthly recuring subscription fee. Fanbase also provides the ability to like and love content. Likes are free engagement but when you "Love" a post you tip the content creator half a penny. Users also buy "Love" in packs of 100, 500, or 1,000 for specific fees to use for loving photos, unlocking exclusive posts one at a time or gifting livestream engagement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standard Board's ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, exceeded federally insured limits. As of December 31, 2024 and 2023, the Company's cash and cash equivalents exceeded FDIC insured limits by $651,879 and $443,737, respectively. However, the Company has not experienced any losses due to bank failure.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements exceeding $1,000 are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computers	3 years
Furniture and fixtures	5 years
Leasehold improvements	3 to 10 years
TVs	5 years
Audio/Video equipment	5 years

Income Taxes

Fanbase Social Media, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in Connection with the resolution of any related appeals or other legal processes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company has experienced income tax net operating losses ("NOL") of approximately $3,090,196 and $3,069,300 for 2024 and 2023, respectively. These NOL's create a tax asset – deferred income taxes of approximately $815,503 and $809,988 for 2024 and 2023, respectively. As of December 31, 2024 and 2023, the Company had cumulative NOL carryforwards of $11,417,206 and $8,327,010, respectively. These NOL carryforwards create a tax asset – deferred income taxes of approximately $3,013,000 and $2,197,498 as of December 31, 2024 and 2023, respectively. The Company's NOL is carried forward to future years and deductible against 80% of the future years' taxable income, until it is fully absorbed. Due to the recent startup nature of the Company's operations, it is uncertain whether the Company will realize this tax asset – deferred income taxes in the future years, therefore management has established a valuation allowance of the full $3,013,000 and $2,197,498 against the deferred tax assets as of December 31, 2024 and 2023, respectively.

The Company's tax returns for the years ending December 31, 2021 and later are subject to examination by applicable taxing authorities.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, *Revenue from Contracts with Customers*, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

The Company derives all revenues from: 1. subscription-based photo, video, live streaming, and long-form content that allows users to follow other users for free and also subscribe to the same user for a monthly fee to view exclusive content they create. 2. Love package purchases from the app stores that allow users to give "Loves" to other users and unlock specific exclusive content. 3. Merchandise Ecommerce. The platform monetizes photo, video, livestream, and long-form content in a social network environment.

Cost of Revenue

Cost of revenue represents hosting costs, music licensing, direct payouts to recipients who have earned the monies from other application users, and direct expenses associated with events held.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Advertising Costs

Advertising expenses are recognized as incurred. During the years ended December 31, 2024 and 2023, the Company expensed advertising and marketing costs of approximately $30,000 in each year.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. There were no potentially dilutive items outstanding as of December 31, 2024 and 2023.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regard to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

The Company follows the provisions of FASB ASC Topic 820, *Fair Value Measurements and Disclosure*. Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FASB ASC 820 establishes fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Accounting for Leases

The Company determines if an arrangement is a lease at inception and categorizes it as either operating or finance based on the criteria of ASC 842. An arrangement contains a lease when the arrangement conveys the right to control the use of an identified asset over the lease term. Operating leases are recorded in the balance sheets. The Company currently does not have any finance leases.

Lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The leases typically do not provide an implicit rate; therefore, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future lease payments. The incremental borrowing rate is the rate incurred to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. Right of use assets are recognized at the lease commencement date at the value of the lease liability, adjusted for any lease payments made prior to commencement and exclude lease incentives and initial direct costs incurred. The lease terms include all non-cancelable periods and may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the expected lease term.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Micropayment Liabilities

The Company records liabilities for content creator account balances and users' unused purchased virtual tipping called "Loves" which are paid out to content creators upon redemption. The Company pays content creators 50% of all revenue generated in the platform and deposits amounts directly into content creator's bank account on the first of every month after having met the minimum amount.

Subsequent Events

Subsequent events have been evaluated through April 22, 2025 which is the date the financial statements were available to be issued.

3. **INVESTMENT AT COST**

The Company holds an investment in the preferred stock of a social media app company. This investment provides the Company with certain preferential rights over common stockholders, including priority over dividend distribution and liquidation preferences.

The investment in preferred stock is accounted for under the cost method in accordance with ASC 321, *Investment – Equity Securities*. This method is applied because the fair value of the preferred stock is not readily determinable due to the lack of an active market.

At year end, the Company assesses whether there are indicators that the investment in the preferred stock is impaired. If such indicators exist and the carrying amount exceeds the fair value, an impairment loss is recognized in earnings. For the years ending December 31, 2024 and 2023, no impairment losses were recognized.

4. **PROPERTY AND EQUIPMENT**

As of December 31, 2024 and 2023, property and equipment consists of the following:

	12/31/2024	12/31/2023
Computers	$ 10,000	$ 8,992
Furniture and fixtures	16,079	16,079
Leasehold improvements	77,206	71,663
TVs	13,171	13,171
Audio/video equipment	41,660	41,660
Property and equipment, at cost	158,116	151,565
Accumulated depreciation	(106,166)	(79,387)
Property and equipment, net	$ 51,950	$ 72,178

During the year ended December 31, 2024 and 2023, depreciation expense was $26,778 and $40,422, respectively.

5. **OPERATING LEASE**

The Company leases space in Atlanta, Georgia under a non-cancelable operating lease agreement for office space with remaining lease terms of approximately 5 years.

The following is a summary of information related to operating leases as of December 31, 2024:

Annual lease cost:	$247,022
Weighted average remaining lease term:	61 months
Discount rate:	10%

The discount rate is estimated using the Company's incremental borrowing rate.

5. OPERATING LEASE (CONTINUED)

The following summarizes the future maturity of lease liabilities as of December 31, 2024:

Year ending December 31,	Lease Payments	Imputed Interest	Lease Liability
2025	$ 230,694	$ 93,700	$ 136,994
2026	237,615	79,017	158,598
2027	244,743	62,062	182,681
2028	275,499	41,984	233,514
2029	283,764	17,146	266,618
2030	24,115	199	23,916
	$1,296,430	$ 294,109	$1,002,321

During the year ended December 31, 2024, the Company entered into an arrangement with the Chief Executive Officer. Under this arrangement, the Chief Executive Officer has agreed to contribute $4,000 a month toward the lease payments for the Company's office space. During the year ended December 31, 2024, the total amount contributed by the Chief Executive Officer was $13,280 and was recorded as a reduction in the lease expense.

6. STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 18,300,000 Class A voting Common Shares with a par value of $0.01. As of December 31, 2024 and 2023, Class A Common Shares in the amount of 16,625,000, have been issued and are outstanding.

The Company is authorized to issue 20,000,000 Class B non-voting Common Shares with a par value of $0.01. As of December 31, 2024 and 2023, Class B Common Shares in the amount of 6,702,845 and 6,097,506, respectively, have been issued and are outstanding.

In February 2024, the Company approved a stock option plan (the "Plan") that provides for the granting of options to purchase shares of the Company's Class B Non-Voting Common Stock to employees, officers, and consultants. The maximum number of shares authorized for issuance under the plan is 1,274,050. The Company granted options under the plan to acquire up to 382,000 shares at an exercise price per share equal to $3.95. Such options have a term of 10 years, subject to earlier expiration upon the termination of the optionee's service with the Company. Vesting is contingent upon the optionee's completion of continuous service over a period of one to six years with a portion of options partially vesting on the commencement date.

6. STOCKHOLDERS' EQUITY (CONTINUED)

Additionally, the Company approved a non-plan option grant to a consultant to purchase 75,950 shares at an exercise price equal to $3.95. 66% of the shares vest when optionee completes 24 months of continuous service, and 34% of the shares vest in 12 equal monthly installments when optionee completes each month of continuous service thereafter.

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation – Stock Compensation*. The fair value of stock options is determined on the grant date using an option-pricing model and is expensed over the requisite service period as the options vest.

During 2024, certain stock options have partially vested. The strike price of these options exceeds the estimated fair market value of the Company's common stock, resulting in a calculated fair value that is immaterial based on the assumptions used in the valuation model. Consequently, no compensation expense has been recognized for these options in the financial statements.

On February 26, 2024, the Company received a notice of qualification for an offering pursuant to Regulation A. Under that offering, the Company may sell up to 2,556,391 shares of Class B Non-Voting Common Stock, plus issue up to 639,097 Bonus Shares (as defined in that offering statement), for an aggregate of 3,195,488 Class B Non-Voting shares of Common Stock and maximum offering proceeds of $17,000,000. As of April 14th, 2025 the Company has sold 1,450,672 shares of Class B Non-Voting Common Stock and 66,566 bonus shares of Class B Non-Voting Common Stock for aggregate proceeds of $9,982,853.11, including $335,884.31 in ancillary fees.

7. RELATED PARTIES

The Company's Chief Technology Officer, Chief Operating Officer and Marketing Coordinator is the owner of the Company's sole third party service provider, providing app development and programming services to the Company. The service provider is also a Class B shareholder of The Company. For the years ended December 31, 2024 and 2023, the Company paid the service provider fees associated with the development and programing of their app in the amounts of $1,458,608 and $1,346,800, respectively. These amounts are included in the research and development expenses on the income statement. Additionally, the Company pays the executive officer for their role as the Marketing Coordinator $5,000 per month. For the years ended December 31, 2024 and 2023, the Company paid $60,000 and $10,000, respectively, for services provided related to their role as Marketing Coordinator. These amounts are included in the sales and marketing expenses on the income statement. As of December 31, 2024 and 2023, accounts payable included $0 owed to the related party.

7.   **RELATED PARTIES (CONTINUED)**

During the year ended December 31, 2024, the Company paid the Chief Executive Officer $50,000 for their role as the Chief Executive Officer. Additionally, see Note 5 regarding lease assistance provided by the Chief Executive Officer.

8.   **GOING CONCERN**

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties. See Note 6 for details regarding 2025 Regulation A offering.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fanbase Social Media, Inc.

By */s/ Isaac Hayes III*
    Isaac Hayes III, Founder, President and Chief
    Executive Officer of
    Fanbase Social Media, Inc.
    Date: April 29, 2025

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Isaac Hayes III
Isaac Hayes III,
Executive Chair of the Board, Chief Executive Officer,
Chief Financial Officer Chief Accounting Officer and
Sole Director
Date: April 29, 2025